EXHIBIT 99.1

Stantec Announces 2024 – 2026 Strategic Plan to Deliver Purpose Driven Growth

Stantec releases three-year financial targets, including 2024 outlook

EDMONTON, Alberta and BOSTON, Dec. 05, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec Inc. (Stantec or the Company), a global leader in sustainable design and engineering, today released the highlights of its 2024 – 2026 Strategic Plan, including its three-year financial targets and guidance for 2024.

Three-Year Strategic Plan
By the end of 2026, Stantec aims to achieve:

  Net revenue of $7.5 billion
  Organic net revenue1 growth at a three-year compound annual growth rate (CAGR) of greater than 7%
  Adjusted EBITDA1 margin in the range of 17% to 18%
  Adjusted diluted earnings per share (EPS)1 at a CAGR in the range of 15% to 18%

“While we still have one month to go before completing our 2020 Strategic Plan, we are incredibly proud of what we have accomplished over the last four years. The hard work and dedication of our people has delivered significant shareholder value,” said Gord Johnston, Stantec president and CEO. “Stantec is truly firing on all cylinders, and that’s why we are so excited to share where we are going in the next three years, and the continued value we will create through our bold new Strategic Plan.”

In charting the course for the next phase of Stantec’s journey, the Company sought to revalidate its understanding of the challenges that clients and communities are facing, and the drivers behind them. Stantec has identified key global trends and drivers that are re-shaping the world and has focused its go-forward plans on three broad strategic growth initiatives: Climate Solutions, Communities and Infrastructure of the Future, and Future Technology. These initiatives form the foundation of Stantec’s organic growth plans for the next three years.

In addition, Stantec remains committed to its disciplined approach to growth through strategic, accretive acquisitions. The Company’s strong balance sheet, now bolstered by proceeds from its recent common share offering, provides the Company with significant financial capacity to fund future acquisition opportunities and growth initiatives.

Stantec’s three-year financial targets reflect ambitious performance expectations, as the Company continues to raise the bar on organic and inorganic revenue growth, project execution and operational efficiency.

“The demand for our services continues to be very robust, and as we continue on our path of operational excellence, we have further levers to continue to expand our EBITDA margin and grow earnings,” said Johnston. “We also continue to actively evaluate multiple firms that meet our strategic acquisition criteria. With our new Strategic Plan, we are confident that we will deliver superior financial performance through our greatest asset – our people.”

Stantec will host its Investor Day in Boston today at 9 am ET, where members of the Company’s executive leadership team will outline the 2024 – 2026 Strategic Plan in more detail. Interested parties are invited to join the live webcast. To register for the live webcast, please click here.

The live webcast, along with a copy of the presentation, can be accessed through Stantec’s investor relations website on the Events and Presentations page. Please register for the webcast at least 15 minutes prior to the start of the event to receive login details. For those unable to view the event live, a replay will be available on Stantec’s website shortly after the event.

1 Organic net revenue, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per share are non-IFRS measures (discussed in the Definitions section of Stantec’s Q3 2023 MD&A).

2024 – 2026 Strategic Plan Financial Targets

Targets (end of 2026)	2024 – 2026
(In millions of Canadian dollars, unless otherwise stated)
2026 Net revenue	$7.5 billion
Organic net revenue 3-year CAGR(1)	above 7%
Project margin as % of net revenue(1)	53% to 56%
Adjusted EBITDA as % of net revenue(1)	17% to 18%
Adjusted net income as % of net revenue(1)	above 8.5%
Adjusted diluted EPS 3-year CAGR (1)	15% to 18%
Adjusted ROIC(1)	above 11.0%
Free cash flow to net income(1)	above 1.0x
Note 1: Organic net revenue, project margin, adjusted EBITDA, adjusted net income, adjusted diluted EPS, adjusted ROIC, and free cash flow are non-IFRS and other financial measures (discussed in the Definition section of Stantec’s Q3 2023 Management’s Discussion and Analysis).

2024 Outlook

For 2024, Stantec has established the following targets:

Stantec’s 2024 Financial Targets

Targets	2024
(In millions of Canadian dollars, unless otherwise stated)
Net revenue growth	7% to 12%
Adjusted EBITDA as % of net revenue(1)	16.2% to 17.2%
Adjusted net income as % of net revenue(1)	above 8.0%
Adjusted diluted EPS growth(1)	11% to 16%
Adjusted ROIC(1)	above 11%
Note 1: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS and other financial measures (discussed in the Definition section of our Q3 2023 Management’s Discussion and Analysis).
In setting targets and guidance, the Company assumed an average value for the US dollar of $1.35, GBP $1.70, and AU $0.90. For all other underlying assumptions, please see the Appendix of Stantec’s 2024 – 2026 Strategic Plan.

Stantec expects that net revenue will increase between 7% and 12% in 2024, with organic net revenue growth in the mid to high single digits. Stantec continues to see high levels of activity in all regions. Organic growth in the US and Global regions is expected to be in the mid to high single digits. In Canada, organic growth is expected to be in the mid single digits.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking information and statements within the meaning of applicable securities law (collectively, "forward-looking statements"). Forward looking statements in this news release include but are not limited to: the financial targets of our Strategic Plan (including our annual net organic revenue growth, adjusted EBITDA, adjusted earnings per share, and adjusted ROIC targets), our expectations regarding our strategic growth initiatives; execution and operational efficiencies; continued organic growth; and our 2024 Financial Guidance. These statements describe management’s expectations as of December 5, 2023, and are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that this information may not be appropriate for other purposes. Stantec does not undertake any obligations to publicly update or revise any forward-looking statements except as required by law.

In determining our forward-looking statements, we consider material factors and assumptions we believe to be reasonable as at December 5, 2023, including assumptions about the performance of the Canadian, US, and global economies in 2024 and beyond, and their effect on our business, the impact of inflation and increasing interest rates, the state of and access to global and local capital and credit markets, and the expected benefits of future acquisitions and the expected synergies to be realized as a result thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are cautioned not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Risk factors include, but are not limited to, the effects of cybersecurity breaches, competition for skilled employees, geopolitical events, the effects of workplace health and safety incidents and global economic conditions, among others. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions about our Company. For more information about how other material risk factors could affect our results, please refer to the Risk Factor section in our 2022 Annual Report incorporated herein by reference. Readers can access our Annual Report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.ca or on Stantec’s website at stantec.com.

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (587) 579-2086
jess.nieukerk@stantec.com

Media Contact
Ashley Warnock
Stantec Media Relations
Ph: (403) 472-0122
ashley.warnock@stantec.com

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Design with community in mind